SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

HERBALIFE NUTRITION LTD.

(Name of Subject Company (Issuer))

Herbalife Nutrition Ltd.

(Name of Filing Persons (Offeror))

Common Shares, par value $0.0005 per share

(Title of Class of Securities)

G4412G101

(CUSIP Number of Class of Securities)

Richard Werber

Chief Legal Officer

Herbalife Nutrition Ltd.

P.O. Box 309GT

Ugland House, South Church Street

Grand Cayman, Cayman Islands

(213) 745-0500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jonathan K. Layne

James J. Moloney

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Los Angeles, CA 90067

(310) 552-8500

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$600,000,000	$74,700***

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of common shares, par value $0.0005 per share, of the Issuer for a maximum aggregate tender offer price of $600,000,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2018 equals $124.50 per $1,000,000 of the aggregate value of the transaction.
***	Amount Previously Paid: $74,700.00 Form or Registration No.: Schedule TO-I Date Filed: April 18, 2018

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (the “Amendment”) filed by Herbalife Nutrition Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Company”), amends and supplements the Schedule TO filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 18, 2018, as amended by Amendment No. 1 to Schedule TO filed on April 27, 2018 (collectively, with any amendments and supplements hereto, this “Schedule TO”). This Schedule TO relates to the offer by the Company to purchase common shares, par value $0.0005 per share in the capital, of the Company (the “common shares”), for an aggregate cash purchase price of up to $600 million and at a price per share not greater than $54.00 nor less than $49.00 per share, net to the seller in cash, less any applicable tax withholding and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented therein. All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 11.

On May 16, 2018, the Company announced that it adjusted the price range of its tender offer for the Company’s common shares to reflect the recently implemented two-for-one stock split. As adjusted, the Cash Purchase Price in the Offer shall not be greater than $54.00 nor less than $49.00 per share, with the exact price to be determined through a “modified Dutch auction” pricing mechanism. The aggregate Cash Purchase Price of up to $600 million remains the same. The Expiration Time of the Offer remains the same and is currently scheduled for 5:00 P.M., New York City time, Thursday, May 24, 2018, unless the Offer is extended. The Company issued a press release in connection with the foregoing, which is filed as Exhibit (a)(5)(C) to this Amendment and is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.

The table under the heading “Incorporation by Reference” in Section 10—“Information About the Company” of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

SEC Filing	Period or Date Filed

Annual Report on Form 10-K	Fiscal Year Ended December 31, 2017, filed February 22, 2018
Definitive Proxy Statement	Filed March 13, 2018
Quarterly Report on Form 10-Q	Quarter Ended March 31, 2018, 2018, filed May 3, 2018
Current Reports on Form 8-K	Filed March 20, 2018; filed March 21, 2018; filed March 29, 2018;
filed April 18, 2018; filed April 27, 2018; filed May 3, 2018

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

Exhibit	Description

(a)(5)(C)	Press release issued by the Company, dated May 16, 2018.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HERBALIFE NUTRITION LTD.

By:	/s/ RICHARD WERBER
	Name:	Richard Werber
	Title:	Chief Legal Officer

Dated: May 16, 2018

EXHIBIT INDEX

Exhibit		Description

(a)(1)(A)	*	Offer to Purchase, dated April 18, 2018.

(a)(1)(B)	*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	*	Press release issued by the Company, dated April 18, 2018.

(a)(1)(F)	*	Notice to Participants in the Company’s Employee Stock Purchase Plan.

(a)(5)(A)	*	Press release issued by the Company, dated April 24, 2018.

(a)(5)(B)	*	Press release issued by the Company, dated April 27, 2018.

(a)(5)(C)		Press release issued by the Company, dated May 16, 2018.

(b)		Not applicable.

(d)	#	Agreement by and among the Company and Carl C. Icahn and his controlled affiliates, dated August 21, 2017.

(g)		Not applicable.

(h)		Not applicable.

*	Previously filed

#	Previously filed on August 21, 2017 as an Exhibit to the Company’s Tender Offer Statement on Schedule TO and incorporated herein by reference.